Aimfinity Investment Merger Sub I

c/o Docter Inc.

14F-7, 597 Jiuru 2nd Rd

Sanmin District

Kaohsiung City, Taiwan

February 24, 2025

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Aimfinity Investment Merger Sub I

Registration Statement on Form F-4

Filed February 3, 2025

File No. 333-284658

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated February 18, 2025 (the “Letter”) regarding the Company’s Registration Statement on Form F-4 (the “Registration Statement”). Contemporaneously, we are filing an Amendment No. 1 to the Registration Statement on Form F-4 publicly via Edgar (the “Amended F-4”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended F-4, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

A Registration Statement on Form F-4

Background of the Business Combination, page 107

1.	We note your response to comments 4 and 5, and your disclosure on page 114 that Docter "agreed to refine and reduce its projections provided in the initial valuation in terms of potential sales benchmarks, size of potential markets and growth rate." Please advise whether the financial projections disclosed on page 125 are the revised projections reflecting these recommendations, and if so, please further revise your disclosures on page 126 to provide a detailed discussion of any material changes from the initial projections prepared by Docter and shared by Mr. Huang in June 2023, including but not limited to the number of products expected to be sold, the unit price for such sales, and projected addressable markets and market sizes.

Response: In response to the Staff’s comment, we respectfully advise the Staff that the projections reflected under the section titled “Certain Unaudited Prospective Financial Information of Docter” starting on page 124 reflects the updated projections provided by Docter as of January 2025. Accordingly, we have revised the section starting on page 124 of the Amended F-4, including by offering additional disclosure of the changes between the projections prepared in January 2025 (the “2025 Projections”) and the projections prepared in October 2023 (the “2023 Projections”).

We believe that the revised disclosure strikes the right balance of disclosing relevant information on the negotiation process, without drawing unnecessary line-by-line comparison between the 2025 Projections and 2023 Projections. We believe that since “the [2023] projections no longer reflect the views of the special purpose acquisition company’s or the target company’s management or board of directors … regarding the future performance of their respective companies as of the most recent practicable date”, see 17 C.F.R. §229.1609 (emphasis added), Item 1609(c) necessarily requires that we do not disclose the projections on which we do not place “any continued reliance”. Therefore, we believe that a high-level comparison between the 2025 Projections and 2023 Projections will offer sufficient context on the changes of the business and performance of Docter Inc, which helps inform Aimfinity and Docter management’s agreement in November 2024 to disregard the 2023 Projections and prepare the 2025 Projections, and to re-evaluate the terms of the merger consideration and earnout arrangements (in addition to those factors discussed on page 119 concerning the meeting on November 21, 2024).

2.	We note your disclosure on page 118 that "[f]ollowing separate discussions by and among Mr. Chang, Mr. Tian, Aimfinity’s CFO, Mr. Huang, and Mr. Guo between December 13 to December 16, 2024, Docter engaged Mr. Guo on [December] 22, 2024 as the financial advisor of Docter, who was tasked with the role to assist Mr. Huang in the preparation of updated projections of Docter’s financial performance for fiscal years ended December 31, 2024 through December 31, 2034." Please disclose whether Mr. Guo was paid any fees in connection with his role as financial advisor to Docter.

Response: In response to the Staff’s comment, we have revised page 118 of the Amended F-4 to disclose the 20,000 ordinary shares Mr. Guo shall receive upon the Business Combination from PubCo. Accordingly, we have filed the engagement letter as Exhibit 10.19 to the Amended F-4 and revised relevant disclosure elsewhere throughout the F-4, including pages xi, xiii, xiv, 19, 133, 185, 186, 187, 194, and 195.

3.	We note your disclosure on page 118 that "[o]n January 8, 2025, Mr. Guo shared the updated financial projections of Docter for the fiscal years ended December 31, 2024 through December 31, 2034 to Mr. Chang and Mr. Tian," and that "the Aimfinity management decided to recommend to the Board that, based on the updated financial projections of Docter, Aimfinity should consider not to propose any change to the merger consideration of $60M." Please revise to discuss the factors underlying Aimfinity management's decision to recommend to the board that they should not consider any changes to the merger consideration.

Response: In response to the Staff’s comment, we have revised 118 and 119 of the Amended F-4.

Basis for the Recommendation of Aimfinity's Board of Directors -- Fairness Opinion, page 127

4.

We note your disclosure on page 119 that "[o]n January 29, 2025, Newbridge delivered an updated Fairness Opinion and presentation to the Aimfinity Board, which considered, in part, the updated projections of profit and loss provided by Docter as of January 27, 2025... [and] provided, subject to its terms, assumptions and limitations, in relevant part, that the merger consideration of $60 million remain fair from a financial perspective to the unaffiliated shareholders of Aimfinity." Please revise, either on page 119 or under your discussion of the fairness opinion starting on page 127, to provide a detailed explanation of how Newbridge considered the revised projections by Docter, and how they concluded that the revised projections did not impact their opinion that the $60 million valuation for Docter is fair from a financial perspective to unaffiliated shareholders of Aimfinity.

Response: In response to the Staff’s comment, we have revised the Section titled “Basis for the Recommendation of Aimfinity’s Board of Directors — Fairness Opinion” of the Amended F-4 starting on pages 128-131 to reflect that certain changes in the Fairness Opinion analysis did not make it into the previous filed Registration Statement. We respectfully advise the Staff that the updated disclosure should now reflect the correct information and regret for the confusions that might have caused.

Certain Engagements in Connection with the Business Combination and Related Transactions, page 131

5.

We note your amended disclosure that "[o]n November 22, 2024, US Tiger sent a notice to Aimfinity to notify of its intent to terminate the Business Combination Marketing Agreement and cease its involvement in the Business Combination. However, the Business Combination Marketing Agreement requires mutual consent for the termination of the agreement and Aimfinity has not agreed to terminate the agreement." Please revise to briefly discuss why US Tiger  ceased its involvement in the business combination and clarify whether Aimfinity plans to consent to terminate the agreement. Please also disclose any risks related to US Tiger's intent to terminate, if material.

Response: In response to the Staff’s comment, we have revised pages [19] and 132 of the Amended F-4 to disclose the reason US Tiger sought to terminate the agreement, and to clarify that Aimfinity does not intend to agree to any termination.

With regard to the Staff’s comment concerning relevant risks, we believe that other than any potential conflict of interests that may arise from US Tiger’s past or present affiliation with Aimfinity (including in connection with Xuedong (Tony) Tian), which are currently disclosed in the relevant conflicts-of-interests disclosure throughout the F-4 (including the risk factor in the section titled “Risk Factors” starting on page [51]), there is no material risk related to US Tiger’s intent to terminate because their involvement or assistance with the transaction has been inactive since Mr. Tian’s and Mr. Guo’s respective departure from US Tiger in April 2024.

Basis for the Recommendation of Aimfinity’s Board of Directors - Fairness Opinion, page 120

6.	We note your disclosure on page 148 that "in August of 2023, Docter entered into a memorandum of cooperation (the “MOC”) with the Innovation Center for Computational Health, Massachusetts General Hospital, Harvard Medical School (the “Innovation Center”), pursuant to which Docter provided a small number of DocterWatches to the Innovation Center in connection with its preliminary study and clinical trial in Taiwan studying Myalgic encephalomyelitis/chronic fatigue syndrome (“ME/CFS”) and long COVID (the “Taiwan Clinical Trial”)." Please revise to disclose any material, commercial terms pursuant to the MOC with the Innovation Center and file the MOC as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised pages 127 and 150 of the Amended F-4 to include additional disclosure regarding the MOC, respectfully advise the Staff that all material, commercial terms of the MOC have already been disclosed, and have filed a copy of the MOC as Exhibit 10.18 to the Amended F-4.

General

7.	We note that your fee table includes disclosure that you are registering the "up to 150,000 PubCo Ordinary Shares issuable to the Sponsor or its designees or affiliates, upon conversion of certain working capital notes or extension notes Aimfinity Investment Corp. I issued to the Sponsor or its designees or affiliates." We also note your disclosure that the working capital notes and monthly extension notes were issued pursuant to the exemption from registration contained under Section 4(a)(2) of the Securities Act. Please provide us your analysis regarding why it is appropriate to register these securities as a primary issuance on this registration statement, or remove these shares from your registration statement. Please refer, in part, to Securities Act Sections Compliance and Disclosure Interpretations 134.03 and 139.09.

Response: In response to the Staff’s comment, we respectfully advise the Staff that, pursuant to the relevant promissory notes and the Merger Agreement, if Mr. Chang, as the holder of all outstanding working capital notes and extension notes, seeks to convert all or some of the outstanding working capital notes and extension notes to private placement units of Aimfinity, he may notify Aimfinity at least two business days prior to the Closing of the Business Combination to receive up to 150,000 Aimfinity private placement units, which include 150,000 Aimfinity Class A ordinary shares, 150,000 Aimfinity Class 1 redeemable warrant, and 75,000 Aimfinity Class 2 redeemable warrant. At the Closing, all the converted Aimfinity private placement units will be separated into its individual components and cancelled, in exchange for the issuance of up to 150,000 PubCo ordinary shares and 225,000 PubCo warrants. We are seeking to register the 150,000 PubCo ordinary shares issuable at the Closing of the Business Combination by PubCo pursuant to the arrangements, not the resale of any securities already issued by the PubCo prior to the Business Combination. Therefore, we do not believe that CD&I 134.03 or 139.09 applies in this context, as the issuance and sales of the 150,000 PubCo ordinary shares issuable at the Closing of the Business Combination do not constitute a secondary offering.

We have revised Ex. 107 to further clarify the description.

***

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ze’-ev D. Eiger, Esq., of Robinson & Cole LLP, at (212) 451-2907, or Arila E. Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ I-Fa Chang
I-Fa Chang, Director

cc:	Ze’-ev D. Eiger, Esq.

Arila E. Zhou, Esq.

Robinson & Cole LLP

Michael J. Blankenship, Esq.

Winston & Strawn LLP

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